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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 3

       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940



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1. Name and Address of Reporting Person


   Yancy                Kevin                      P.
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   (Last)               (First)                 (Middle)

    15601 North Dallas Parkway, Suite 400
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                                    (Street)

   Dallas                 TX                   75001
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   11/10/1999

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3. IRS Identification Number of Reporting Person,
   if an entity (voluntary)


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4. Issuer Name and Ticker or Trading Symbol


   ASD Systems, Inc. (ASDS)
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5. Relationship of Reporting Person(s) to Issuer
  (Check all applicable)

   [ X ]   Director                     [   ]   10% Owner
   [   ]   Officer (give title below)   [   ]   Other (specify below)

           Chairman of the Board, President and CEO
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6. If Amendment, Date of Original (Month/Day/Year)

   N/A

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7. Individual or Joint/Group Filing (Check Applicable Line)
   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

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Table I -- Non-Derivative Securities Beneficially Owned
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                                            2.                       3.
1.                                          Amount of Securities     Ownership Form
Title of Security                           Beneficially Owned       Direct (D) or        4.
(Instr. 4)                                 (Instr. 4)                Indirect (I)         Nature of Indirect Beneficial Ownership
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
Common stock, par value $.0001                75,000(1)                     D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, See Instruction
  5(b)(v).



Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                      3.
                                                      Title and Amount
                              2.                      of Securities
                              Date Exercisable and    Underlying                            5.
                              Expiration Date         Derivative Security     4.            Ownership
                              (Month/Day/Year)        (Instr. 4)              Conversion    Form of            6.
1.                            --------------------    -------------------     or Exercise   Derivative         Nature
Title of                      Date       Expira-                Amount or     Price of      Security:          of Indirect
Derivative Security           Exer-      tion                   Number of     Derivative    Direct (D)         Beneficial
(Instr. 4)                    cisable    Date         Title     Shares        Security      or Indirect (I)    Ownership
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

Net Call Options (Right to                             common
Purchase)                     01/29/1999 12/31/2004    stock    263,087       (3)            D
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Stock Options (Right to                                common
Purchase)                     (4)        03/12/2004    stock     10,000       $1.00          D
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


Explanation of Responses:

(1) Includes 12,500 shares owned directly by the Reporting Person which have been placed in escrow pursuant to the terms of that certain Call Option Agreement (the "Option Agreement") among the Reporting Person and certain other shareholders of the Issuer.

(2) Represents net call options by the Reporting Person to purchase a net aggregate of 263,087 shares of the Issuer's common stock pursuan to the terms of the Option Agreement (net aggregate does not include the 12,500 shares discussed in Footnote 1).

(3) The per share purchase price for the securities subject to the Option Agreement is $1.00 plus 10% interest compounded annually from January 29, 1999, pursuant to the terms of the Option Agreement.

(4) The Options vested 50% on the date of grant (March 12, 1999) and the remainder will vest on the first anniversary of the date of grant.



    /s/ KEVIN P. YANCY                             November 10, 1999
--------------------------------------------       ------------------
    **Signature of Reporting Person                       Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.